PHSB FINANCIAL CORPORATION

2002

ANNUAL REPORT

PHSB FINANCIAL CORPORATION 2002 ANNUAL REPORT

TABLE OF CONTENTS

PHSB FINANCIAL CORPORATION

To Our Stockholders:

On behalf of the Board of Directors, Officers and Employees of PHSB Financial Corporation and its wholly owned subsidiary, Peoples Home Savings Bank, it is my privilege to present our annual report for the year ending December 31, 2002.

In a year that offered significant challenges for the banking industry, PHSB Financial enjoyed a solid earnings performance. Record earnings as well as solid loan and deposit growth were all a vital part of this year's accomplishments. During 2002, we undertook measures to enhance your investment in us including the repurchase of approximately 471,000 treasury shares. In 2002, we earned $2,625,000 or $.87 per basic share and $.85 per diluted share as compared to $2,221,000, or $.70 per basic and diluted share for 2001. Net loans outstanding grew by 20.9% to $165.7 million, reflecting strong performance by our loan production staff and branch staff. Asset quality remains excellent. Additionally, deposits grew by 10.7% to $232.4 million.

As the company enters 2003, we maintain our mission of providing the highest level of personal service to our customers. In order for us to continue to grow the company, we are constantly seeking to meet our customers needs by offering competitive products and services.

We will continue with our primary business of serving the banking needs of the people in our local communities.

Our management and Board of Directors are dedicated to enhancing shareholder value, serving our communities, and providing a challenging and rewarding work environment for our staff.

We would like to express our appreciation to our shareholders and customers for your continued confidence and trust in PHSB Financial Corporation and Peoples Home Savings Bank.

Very truly yours,

James P. Wetzel, Jr.
President and Chief Executive Officer

PHSB FINANCIAL CORPORATION
SELECTED FINANCIAL AND OTHER DATA

Selected Financial Data

At December 31,	2002	2001	2000	1999	1998
			(in thousands)		
Assets	$345,537	$315,382	$265,330	$268,640	$244,253
Loans, net	165,668	137,001	129,017	118,745	99,914
Mortgage-backed securities held to maturity	70,346	30,180	38,780	44,141	48,287
Mortgage-backed securities available for sale	44,137	54,604	38,415	37,426	32,878
Investment securities held to maturity	19,275	26,260	17,776	15,540	18,146
Investment securities available for sale	27,233	22,902	24,814	27,595	25,197
Interest-bearing deposits with other institutions	1,284	28,195	5,094	11,417	9,332
Federal Home Loan Bank stock	3,620	2,615	2,615	2,615	1,545
Deposits	232,367	210,015	198,242	189,345	181,113
Other borrowings	-	28	75	120	1,388
Advances from Federal Home Loan Bank	61,008	50,325	36,195	50,295	30,895
Stockholders' equity(1)	49,360	52,835	28,850	26,751	29,184

Selected Consolidated Operating Data

Year Ended December 31,	2002	2001	2000	1999	1998
			(in thousands)		
Interest income	$ 19,856	$ 19,316	$ 19,035	$17,511	$16,112
Interest expense	9,800	10,537	10,448	9,284	8,523
Net interest income	10,056	8,779	8,587	8,227	7,589
Provision for loan losses	735	520	555	410	365
Net interest income after provision for loan losses	9,321	8,259	8,032	7,817	7,224
Total non-interest income	1,170	1,008	854	764	914
Total non-interest expense	7,176	6,294	6,000	6,094	6,245
Income before income taxes	3,315	2,973	2,886	2,487	1,893
Income taxes	690	752	714	629	391
Net income	$ 2,625	$ 2,221	$ 2,172	$ 1,858	$ 1,502

(footnotes on following page)

Other Selected Data

At or for the Year Ended December 31,	2002	2001	2000	1999	1998
Return on average assets (net income divided by average total assets)	0.78%	0.78%	0.81%	0.73%	0.65%
Return on average equity (net income divided by average equity assets)	5.15%	7.31%	7.95%	6.68%	5.24%
Dividend payout ratio	39.60%	44.65%	42.02%	40.03%	46.34%
Average equity to average assets	15.23%	10.69%	10.22%	10.86%	12.50%
Net interest rate spread (2)	2.94%	3.10%	3.18%	3.15%	3.21%
Per Share Information:					
Diluted earnings per share(1)	$0.85	$0.70	$0.67	$0.56	$0.44
Tangible book value per share(1)	$16.31	$15.11	$8.81	$7.92	$8.25
Non-performing assets to total assets	0.13%	0.19%	0.25%	0.19%	0.22%
Non-performing loans to total loans	0.25%	0.43%	0.51%	0.42%	0.52%
Allowance for loan losses to total loans	1.01%	1.08%	1.12%	1.14%	1.28%

(1) On December 20, 2001, PHSB Financial Corporation completed its stock offering in connection with the conversion and reorganization of Peoples Home Savings Bank and its holding company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. Shares outstanding for all applicable periods have been adjusted as of the beginning of the periods to give effect to the 1.28123 exchange ratio of previously issued shares in conjunction with this conversion and reorganization.

(2) Interest income is shown on a tax equivalent basis assuming a 34% federal income tax rate.

PHSB FINANCIAL CORPORATION

Corporate Profile

On July 9, 1997, Peoples Home Savings Bank (the "Bank"), reorganized from a Pennsylvania mutual savings bank into a mutual holding company structure and formed PHS Bancorp, M.H.C. As part of the reorganization, the Bank became a Pennsylvania chartered stock savings bank and issued shares in a public offering to certain depositors of the Bank and to PHS Bancorp, M.H.C. Additionally, on November 9, 1998, the Bank reorganized into a stock holding company and formed PHS Bancorp, Inc. As part of this reorganization, the Bank's public shareholders and PHS Bancorp, M.H.C. exchanged their shares of common stock for shares of PHS Bancorp, Inc.'s common stock.

On December 20, 2001, PHSB Financial Corporation (the "Company") completed its stock offering in connection with the conversion and reorganization of the Bank and its holding company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. As part of the conversion and reorganization, the shares formerly held by PHS Bancorp, M.H.C. were canceled and the Company sold 2,201,191 new shares to the public and the shares held by stockholders of PHS Bancorp, Inc. were exchanged for 1,295,918 shares of the Company.

Peoples Home Savings Bank conducts business through ten full service offices and an administrative office located throughout Beaver and Lawrence Counties, Pennsylvania. We offer a broad range of deposits and loan products to individuals, families and small businesses. At December 31, 2002, we had assets of $345.5 million, net loans of $165.7 million, deposits of $232.4 million, and stockholder's equity of $49.4 million.

Stock Market Information

The Company's common stock is traded on the Nasdaq National Market under the symbol "PHSB." The following table reflects the high and low stock price as published by the Nasdaq National Market and the dividends declared for each quarter during the last two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. On December 31, 2002, the Company's common stock closed at $15.65.

QUARTER ENDED	HIGH (1)	LOW (1)	DIVIDENDS DECLARED PER SHARE (1)
December 31, 2002	$15.74	$14.71	$0.09
September 30, 2002	15.00	14.16	0.09
June 30, 2002	14.50	13.40	0.08
March 31, 2002	14.50	11.85	0.08
December 31, 2001	12.88	11.51	0.08
September 30, 2001	11.12	7.95	0.08
June 30, 2001	8.38	6.70	0.08
March 31, 2001	7.35	6.28	0.08

(1) On December 20, 2001, the Company completed its stock offering in connection with the conversion and reorganization of the Bank and its holding Company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. Shares prices and dividend amounts for all applicable periods have been adjusted as of the beginning of the periods to give effect to the 1.28123 exchange ratio of previously issued shares in conjunction with this conversion and reorganization.

The number of stockholders of record of common stock as of the record date on March 7, 2003, was approximately 815. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 7, 2003, there were 2,930,749 shares outstanding.

The Company's ability to pay dividends to stockholders is subject to the requirements of Pennsylvania law. Additionally, no dividend may be paid by the Company on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's 2001 conversion from the mutual holding company form of organization to a full stock company, or (2) the regulatory capital requirements imposed by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. The Company and the Bank undertake no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References to the Company refer collectively to the Company and the Bank unless the context indicates otherwise.

Financial Condition

Total assets at December 31, 2002 of $345.5 million represented an increase of $30.1 million or 9.5% from December 31, 2001. This increase was primarily due to an increase in loans, net of allowance for loan loss, of $28.7 million along with an increase in investment and mortgage-backed securities of $27.1 million, partially offset by a decrease in cash and interest-bearing deposits of $26.0 million.

Loans receivable at December 31, 2002, of $165.7 million represented an increase of $28.7 or 20.9% from $137.0 million at December 31, 2001. Mortgage, commercial and consumer loans increased by $2.0 million, $18.2 million and $7.1 million, respectively. The increase in commercial loans was due to increased loans to local municipalities and school districts as a result of the Bank's increased focus on serving the financial needs of local municipalities and school districts. The increase in consumer loans was primarily due to increases in automobile loans due to strong demand for automobile lending during the year. The majority of the consumer loan portfolio consists of auto loans originated through local dealers.

Investment and mortgage-backed securities increased $27.1 million to $161.0 million at December 31, 2002, from $133.9 million at December 31, 2001. This increase was primarily the result of purchases of $111.7 million which were funded by sales of $9.8 million, maturities of $41.6 million, principal repayments of $35.2 million along with increased Federal Home Loan Bank advances of $10.7 million.

The purchases funded by advances from the Federal Home Loan Bank of Pittsburgh were part of Peoples Home Savings' leverage strategy.

Total deposits at December 31, 2002, were $232.4 million, an increase of $22.4 million or 10.7% from $210.0 million at December 31, 2001. Total deposits increased $16.5 million net of interest credited of $5.9 million for the year ended December 31, 2002.

Advances from the Federal Home Loan Bank of Pittsburgh increased $10.7 million to $61.0 million at December 31, 2002, from $50.3 million at December 31, 2001. This increase was the result of additional borrowings to fund securities purchases as discussed above.

Stockholders' equity decreased $3.5 million for the year ended December 31, 2002. This decrease was primarily due to stock repurchases of $7.0 million along with cash dividends paid of $1.0 million. These decreases to stockholders' equity were partially offset by net income of $2.6 million along with an increase in accumulated other comprehensive income of $1.3 million along with decreases in unallocated ESOP and RSP shares of $252,000 and $57,000.

Average Balance Sheet and Interest Analysis

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived primarily from daily balances.

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in Thousands)								
ASSETS									
Interest-earning assets:									
Loans(1) (4)	$154,349	$11,758	7.62%	$131,878	$10,821	8.21%	$125,964	$10,299	8.18%
Mortgage-backed securities	42,630	2,364	5.55	34,718	2,237	6.44	41,755	2,785	6.67
Investment securities(2) (4)	39,337	1,356	3.45	30,573	1,583	5.18	25,858	1,572	6.08
Securities available for sale (4)	87,146	5,299	6.08	75,962	5,258	6.92	65,843	4,988	7.58
Total interest-earning assets	323,462	20,777	6.42	273,131	19,899	7.29	259,420	19,644	7.57
Noninterest-earning assets	11,208			11,012			7,887		
Total assets	$334,670			$284,143			$267,307		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings(3)	$ 32,624	373	1.14%	$ 29,589	542	1.83%	$ 29,710	576	1.94%
NOW and money markets	67,490	562	0.83	62,895	1,150	1.83	57,161	1,352	2.37
Time deposits	123,412	5,766	4.67	111,485	6,210	5.57	109,158	6,109	5.60
Advances from FHLB	57,862	3,098	5.35	47,592	2,632	5.53	41,692	2,407	5.77
Other borrowings	9	0	0.00	54	3	5.56	100	5	5.00
Total interest-bearing liabilities	281,397	9,799	3.48	251,615	10,537	4.19	237,821	10,449	4.39
Non-interest bearing liabilities	2,292			2,157			2,176		
Total liabilities	283,689			253,772			239,997		
Stockholders' equity	50,981			30,371			27,310		
Total liabilities and retained earnings	$334,670			$284,143			$267,307		
Net interest income, interest rate spread(4)		$10,978	2.94%		$ 9,362	3.10%		$ 9,195	3.18%
Net yield on interest-earning assets			3.39%			3.43%			3.54%
Ratio of average interest-earning assets to average interest-bearing liabilities			114.95%			108.55%			109.08%

(1) Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Includes advances by borrowers for taxes and insurance.
(4) Interest income is shown on a fully tax equivalent basis assuming a 34% federal income tax rate.

Rate/Volume Analysis

The volume and rate relationship of the Company's interest-earning assets and interest-bearing liabilities are determining factors of net interest income. The following table reflects the significant sensitivity to changes in interest rates of the interest income and interest expense of the Company. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and, (ii) changes in rate (changes in rate multiplied by old volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans (1)	$1,844	$ (907)	$ 937	$ 484	$ 38	$ 522
Mortgage-backed securities	510	(383)	127	(469)	(79)	(548)
Investment securities (1)	454	(681)	(227)	287	(276)	11
Securities available for sale (1)	774	(733)	41	767	(497)	270
Total interest-earning assets	3,582	(2,704)	878	1,069	(814)	255
Interest expense:						
Savings	56	(225)	(169)	(2)	(32)	(34)
NOW and money markets	84	(672)	(588)	136	(338)	(202)
Time deposits	664	(1,108)	(444)	130	(29)	101
Advances from FHLB	568	(102)	466	341	(116)	225
Other borrowings	(3)	0	(3)	(2)	0	(2)
Total interest-bearing liabilities	1,369	(2,107)	(738)	603	(515)	88
Net change in net interest income	$2,213	$ (597)	$1,616	$ 466	$ (299)	$ 167

(1) Income and yields derived from state and political subdivisions obligations are shown on a fully tax equivalent basis assuming a 34% federal income tax rate.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

General. Net income for the year ended December 31, 2002 increased by $404,000 to $2,625,000, from $2,221,000 for the year ended December 31, 2001. This increase was primarily due to increases in net interest income of $1,277,000 and non-interest income of $161,000 along with a decrease in income tax provisions of $62,000. These increases to net income were partially offset by increases in non-interest expense and loan loss provisions of $883,000 and $215,000, respectively.

Net Interest Income. Reported net interest income increased $1,277,000 or 14.5% for the year ended December 31, 2002. Net interest income on a tax equivalent basis increased by $1,616,000 or 17.3% in a period when both average interest-earning assets and average interest-bearing liabilities increased (increased $50.3 million and $29.8 million, respectively). The increase in average earning assets of $50.3 million was primarily due to increases of $22.5 million in average loans along with an increase in average investment and mortgage-backed securities of $27.8 million. The Company's net interest rate spread on a tax equivalent basis decreased 16 basis points (with 100 basis points being equal to 1%) to 2.94% for the year ended December 31, 2002. Due to the volume of obligations of state and political subdivision in the Company's loan and investment portfolios, net interest income and interest income are presented on a tax equivalent basis. See also "- Average Balance Sheet and Interest Analysis."

Interest Income. Interest income on a tax equivalent basis totaled $20.8 million for the year ended December 31, 2002, an increase of $0.9 million or 4.5% over the total of $19.9 million for the year ended December 31, 2001. This increase was mainly due to an increase in the Company's average interest-earning assets of $50.3 million for the year ended December 31, 2002. Interest earned on loans increased $937,000 or 8.7%, in 2002. The increase was due to a $22.5 million increase in the average balance of loans partially offset by a 59 basis point decrease in the yield earned. Interest earned on investment and mortgage-backed securities (including securities held for sale) decreased $59,000 or 0.6%, in 2002. The decrease was due to a 110 basis point decrease in the yield earned partially offset by a $27.8 million increase in the average balance of investment and mortgage-backed securities.

Interest Expense. Interest expense decreased $738,000 to $9.8 million for the year ended December 31, 2002. The decrease in interest expense was due to a 71 basis point decrease in the average cost of interest-bearing liabilities partially offset by a $29.8 million increase in the average balance of interest-bearing liabilities due to increased average deposits and borrowings of $19.6 million and $10.2 million, respectively.

Provision for Losses on Loans. The provision for loan losses increased by $215,000 to $735,000 for the year ended December 31, 2002, from $520,000 for the year ended December 31, 2001. Management continually evaluates the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers and other relevant factors which may come to the attention of management. The allowance for loan losses is maintained at a level that represents management's best estimates of probable losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Non-interest Income. Total non-interest income increased $161,000 to $1.2 million for the year ended December 31, 2002, from $1.0 million for the year ended December 31, 2001. This increase was primarily due to increased investment security gains of $110,000 in 2002 coupled with increased service charges on deposit accounts of $44,000, due to an increase in the number of transaction accounts. The investment securities gains were the result of sales of tax-exempt securities for the purpose of maximizing the tax benefits of these securities as well as sales of equity securities.

Non-interest Expense. Non-interest expense increased $883,000 to $7.2 million for the year ended December 31, 2002 from $6.3 million for the year ended December 31, 2001. This increase was primarily due to increases in compensation and employee benefits of $611,000 for the year ended December 31, 2002. This was primarily due to increased ESOP expense due to additional ESOP shares acquired in connection with the conversion and reorganization that was effective December 20, 2001 along with increased RSP expense as a result of the 2002 RSP plan which was ratified on December 23, 2002, as well as normal merit increases. Other expenses increased $190,000 to $1,630,000 for the year ended December 31, 2002 from $1,440,000 for the year ended December 31, 2001. This increase was the result of several increases in other expenses including increases in advertising, postage and telephone expenses.

Market Risk Analysis

The Company, like many other financial institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities generally mature or reprice more rapidly than interest-earning assets. The lending activities of the Company have historically emphasized the origination of long-term, fixed rate loans secured by single family residences, and the primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

To reduce the effect of interest rate changes on net interest income the Company has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include: (1) purchasing investment securities with maturities that match specific deposit maturities; (2) emphasizing origination of shorter-term consumer loans, which in addition to offering more rate flexibility, typically bear higher interest rates than residential mortgage loans; and (3) purchasing adjustable-rate mortgage-backed securities as well as mortgage-backed securities with balloon payments which have shorter maturities than typical mortgage-backed securities. Although consumer loans inherently generally possess a higher credit risk than residential mortgage loans, the Company has designed its underwriting standards to minimize this risk as much as possible.

The Company also makes a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. The Company has traditionally had a high level of low-cost passbook, interest-bearing checking (NOW) and Money Market Demand Accounts. Although its base of such deposits has increased as a result of the current interest rate environment, such deposits have traditionally remained relatively stable and would be expected to reduce to normal levels in a period of rising interest rates. Because of this relative stability in a significant portion of its deposits, the Company has been able to offset the impact of rising rates in other deposit accounts.

Exposure to interest rate risk is actively monitored by management. The Company's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. The Company uses the Olson Research Associates, Inc.'s, Columbia, Maryland, A/L Benchmarks to monitor its exposure to interest rate risk, which calculates changes in market value of portfolio equity and net interest income. Reports generated from assumptions provided by Olson and modified by management are reviewed by the Interest Rate Risk and Asset Liability Management Committee and reported to the Board of Directors quarterly. The Balance Sheet Shock Report shows the degree to which balance sheet line items and the market value of portfolio equity are potentially affected by a 200 basis point upward and downward parallel shift (shock) in the Treasury yield curve. Exception tests are conducted as recommended under federal law to determine if the bank qualifies as low risk and may therefore be exempt from supplemental reporting. In addition, the possible impact on risk-based capital is assessed using the methodology under the Federal Deposit Insurance Corporation Improvement Act. An Income Shock Report shows the degree to which income statement line items and net income are potentially affected by a 200 basis point upward and downward parallel shift in the Treasury yield curve.

From analysis and discussion of the aforementioned reports as of December 31, 2002, management has assessed that the Bank's level of interest rate risk is appropriate for current market conditions. The percentage change in market value of the portfolio equity for an upward and downward shift of 200 basis points are (19.71)% and 18.35%, respectively. Net interest income decreased by $478,000 or 4.3% for a downward shift in rates of 200 basis points and decreased by $45,000 or 0.4%, for an upward shift of 200 basis points. Excess Net Interest Rate Risk was within those limits outlined in the Bank's Asset/Liability Management and Interest Rate Risk Policy. The Bank's calculated (total) risk-based capital before the interest rate risk impact was 27.86% and 22.14% after the interest rate risk impact. Results fall within policy limits for all applicable tests.

Liquidity and Capital Requirements

General. Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, and to pay operating expenses. The Company has historically maintained a level of liquid assets in excess of regulatory requirements. Maintaining a high level of liquid assets tends to decrease earnings, as liquid assets tend to have a lower yield than other assets with longer terms (e.g. loans). The Company adjusts liquidity as appropriate to meet its asset/liability objectives.

The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities repayments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits which provide liquidity to meet lending requirements

The primary activity of the Company is originating loans and purchasing investment and mortgage-backed securities. During the years ended December 31, 2002, 2001 and 2000 the Company originated loans in the amounts of $98.0, $67.4 and $58.0 million, respectively. The Company also purchases investment and mortgage-backed securities to invest excess liquidity and to supplement local loan demand. During the years ended December 31, 2002, 2001 and 2000, the Company purchased investment and mortgage-backed securities in the amounts of $111.7, $55.4 and $10.9 million, respectively.

The Company has other sources of liquidity if a need for additional funds arises, such as FHLB of Pittsburgh advances. Additional sources of liquidity can be found in the Company's balance sheet, such as investment securities and unencumbered mortgage-backed securities that are readily marketable. Management believes that the Company has adequate resources to fund all of its commitments.

The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's mutual holding company reorganization and stock issuance, or (2) the regulatory capital requirements imposed by the Department and the FDIC.

Regulatory Capital Requirements. As a condition of deposit insurance, current FDIC regulations require that the Bank calculate and maintain a minimum regulatory capital level on a quarterly basis and satisfy such requirement at the calculation date and throughout the ensuing quarter. See Note 14 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution' s performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PHSB Financial Corporation

We have audited the accompanying consolidated balance sheet of PHSB Financial Corporation, formerly PHS Bancorp, Inc., and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PHSB Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
January 15, 2003

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

PHSB FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET

		December 31, 2002		2001
ASSETS				
Cash and amounts due from other institutions	$	6,938,217	$	5,988,187
Interest-bearing deposits with other institutions		1,283,752		28,195,161
Cash and cash equivalents		8,221,969		34,183,348
Investment securities:				
Available for sale		27,233,227		22,902,366
Held to maturity (market value $19,611,078 and $26,516,322)		19,274,753		26,259,684
Mortgage-backed securities:				
Available for sale		44,137,225		54,603,622
Held to maturity (market value $71,826,914 and $30,444,092)		70,346,358		30,179,631
Loans (net of allowance for loan losses of $1,683,596 and $1,506,140)		165,668,214		137,000,743
Accrued interest receivable		1,998,773		1,679,032
Premises and equipment		4,604,005		5,029,993
Federal Home Loan Bank stock		3,620,300		2,614,800
Other assets		431,881		929,215
TOTAL ASSETS	$	345,536,705	$	315,382,434
LIABILITIES				
Deposits	$	232,366,672	$	210,014,644
Advances from Federal Home Loan Bank		61,007,800		50,324,800
Accrued interest payable and other liabilities		2,802,061		2,208,161
TOTAL LIABILITIES		296,176,533		262,547,605
STOCKHOLDERS' EQUITY				
Preferred stock, no par value; 20,000,000 shares authorized; none issued and outstanding		-		-
Common stock, par value $.10 per share; 80,000,000 shares authorized; 3,497,109 issued		349,711		349,711
Additional paid-in capital		32,329,518		32,229,027
Retained earnings - substantially restricted		23,571,132		21,985,576
Accumulated other comprehensive income		2,197,377		856,798
Unallocated shares held by Employee Stock Ownership Plan (ESOP)		(2,276,111)		(2,529,013)
Unallocated shares held by Restricted Stock Plan (RSP)		-		(57,270)
Treasury stock, at cost (471,357 shares)		(6,811,455)		-
TOTAL STOCKHOLDERS' EQUITY		49,360,172		52,834,829
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	345,536,705	$	315,382,434

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2002	2001	2000
INTEREST INCOME			
Loans:			
Taxable	$ 10,520,699	$ 10,433,463	$ 10,024,804
Exempt from federal income tax	816,618	255,365	180,789
Investment securities:			
Taxable	1,580,707	1,673,638	2,072,906
Exempt from federal income tax	972,567	875,533	1,002,398
Mortgage-backed securities	5,802,854	5,795,239	5,620,716
Interest-bearing deposits with other institutions	162,267	282,720	133,703
Total interest income	19,855,712	19,315,958	19,035,316
INTEREST EXPENSE			
Deposits	6,700,653	7,904,943	8,041,471
Advances from Federal Home Loan Bank	3,098,728	2,631,809	2,407,253
Total interest expense	9,799,381	10,536,752	10,448,724
Net interest income	10,056,331	8,779,206	8,586,592
PROVISION FOR LOAN LOSSES	735,000	520,000	555,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,321,331	8,259,206	8,031,592
NONINTEREST INCOME			
Service charges on deposit accounts	639,283	594,701	540,762
Investment securities gains, net	168,027	58,118	7,315
Rental income, net	92,483	97,808	88,179
Other income	270,361	257,886	217,729
Total noninterest income	1,170,154	1,008,513	853,985
NONINTEREST EXPENSE			
Compensation and employee benefits	3,967,772	3,356,733	3,232,703
Occupancy and equipment costs	1,380,076	1,304,825	1,174,330
Data processing costs	198,566	193,188	319,434
Other expenses	1,630,165	1,439,539	1,273,140
Total noninterest expense	7,176,579	6,294,285	5,999,607
Income before income taxes	3,314,906	2,973,434	2,885,970
Income taxes	689,731	752,331	714,033
NET INCOME	$ 2,625,175	$ 2,221,103	$ 2,171,937
EARNINGS PER SHARE			
Basic	$ 0.87	$ 0.70	$ 0.67
Diluted	0.85	0.70	0.67

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Unallocated Shares Held by ESOP	Unallocated Shares Held by RSP	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 1999	$ 276,000	$ 10,541,960	$ 19,496,887	$ (914,110)	$ (1,066,503)	$ (314,295)	$ (1,268,602)	$ 26,751,337	
Net income			2,171,937					2,171,937	$ 2,171,937
Other comprehensive income:									
Unrealized gain on available for sale securities, net of tax of $706,313				1,371,078				1,371,078	1,371,078
Comprehensive income									$ 3,543,015
Cash dividends declared ($.28 per share)			(912,550)					(912,550)	
ESOP shares released		(61,745)			149,220			87,475	
Treasury stock purchased, at cost							(747,555)	(747,555)	
RSP shares released						128,512		128,512	
Balance, December 31, 2000	276,000	10,480,215	20,756,274	456,968	(917,283)	(185,783)	(2,016,157)	28,850,234	
Net income			2,221,103					2,221,103	$ 2,221,103
Other comprehensive income:									
Unrealized gain on available for sale securities, net of tax of $205,973				399,830				399,830	399,830
Comprehensive income									$ 2,620,933
Cash dividends declared ($.31 per share)			(991,801)					(991,801)	
ESOP shares released		(17,700)			149,220			131,520	
Treasury stock purchased, at cost							(325,197)	(325,197)	
RSP shares released						128,513		128,513	
Sale of common stock	96,751	21,129,512						21,226,263	
Retirement of treasury stock	(23,040)	(2,318,314)					2,341,354	-	
Capital contributed from MHC		2,955,314						2,955,314	
Common stock acquired by ESOP					(1,760,950)			(1,760,950)	
Balance, December 31, 2001	349,711	32,229,027	21,985,576	856,798	(2,529,013)	(57,270)	-	52,834,829	
Net income			2,625,175					2,625,175	$ 2,625,175
Other comprehensive income:									
Unrealized gain on available for sale securities, net of tax of $690,602				1,340,579				1,340,579	1,340,579
Comprehensive income									$ 3,965,754
Cash dividends declared ($.34 per share)			(1,039,619)					(1,039,619)	
ESOP shares released		86,875			252,902			339,777	
Treasury stock purchased, at cost							(7,021,256)	(7,021,256)	
Common stock acquired by RSP		(540)				(209,261)	209,801	-	
RSP shares released		14,156				266,531		280,687	
Balance, December 31, 2002	$ 349,711	$ 32,329,518	$ 23,571,132	$ 2,197,377	$ 2,276,111)	$ -	$ (6,811,455)	$ 49,360,172	

	2002	2001	2000
Components of comprehensive income:			
Change in net unrealized gain on investments held for sale	$ 1,451,477	$ 438,188	$ 1,375,906
Realized gains included in net income, net of tax of $57,129, $19,760, and $2,487	(110,898)	(38,358)	(4,828)
Total	$ 1,340,579	$ 399,830	$ 1,371,078

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 2,625,175	$ 2,221,103	$ 2,171,937
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	735,000	520,000	555,000
Provision for depreciation	688,004	652,309	594,029
Amortization of discounts, premiums, and loan origination fees	1,363,478	1,195,295	1,044,622
Investment securities gains, net	(168,027)	(58,118)	(7,315)
Deferred income tax	(112,244)	29,156	50,008
Increase in accrued interest receivable	(319,741)	(53,612)	(87,257)
Increase (decrease) in accrued interest payable	761,222	28,896	(108,195)
Amortization of ESOP unearned compensation	339,777	131,520	87,475
Amortization of RSP unearned compensation	280,687	128,513	128,512
Other, net	(544,485)	(368,744)	(439,429)
Net cash provided by operating activities	5,648,846	4,426,318	3,989,387
INVESTING ACTIVITIES			
Investment and mortgage-backed securities available for sale:			
Proceeds from sales	9,762,943	1,862,276	1,337,950
Proceeds from maturities and principal repayments	30,603,655	24,221,862	10,494,500
Purchases	(32,199,422)	(39,748,386)	(7,886,766)
Investment and mortgage-backed securities held to maturity:			
Proceeds from maturities and principal repayments	46,254,615	15,741,702	6,052,587
Purchases	(79,540,243)	(15,699,383)	(2,963,389)
Increase in loans, net	(30,550,489)	(9,544,876)	(11,834,673)
Proceeds from sales of repossessed assets	380,407	412,018	301,221
Purchase of premises and equipment	(262,016)	(1,044,929)	(936,209)
Purchase of Federal Home Loan Bank stock	(1,005,500)	-	-
Net cash used for investing activities	(56,556,050)	(23,799,716)	(5,434,779)
FINANCING ACTIVITIES			
Increase in deposits, net	22,352,028	11,772,943	8,897,149
Proceeds from advances from Federal Home Loan Bank	16,000,000	23,130,000	13,500,000
Repayment of advances from Federal Home Loan Bank	(5,317,000)	(9,000,000)	(27,600,000)
Repayment of other borrowings	(28,328)	(46,987)	(44,724)
Common stock acquired by ESOP	-	(1,760,950)	-
Proceeds from sale of common stock	-	21,226,263	-
Capital contributed from MHC	-	2,955,314	-
Cash dividends paid	(1,039,619)	(991,801)	(912,550)
Purchase of treasury stock	(7,021,256)	(325,197)	(747,555)
Net cash provided by (used for) financing activities	24,945,825	46,959,585	(6,907,680)
Increase (decrease) in cash and cash equivalents	(25,961,379)	27,586,187	(8,353,072)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,183,348	6,597,161	14,950,233
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,221,969	$ 34,183,348	$ 6,597,161

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

On August 16, 2001, the board of trustees of PHS Bancorp, Inc. adopted a plan of conversion whereby PHS Bancorp, M.H.C. was converted from a mutual holding company to PHSB Financial Corporation, a full stock corporation.

PHSB Financial Corporation (the "Company") is a Pennsylvania corporation and is registered under the Bank Holding Company Act. The Company was organized to be the holding company of Peoples Home Savings Bank (the "Bank"). The Company's and the Bank's principal sources of revenue emanate from investment and mortgage-backed securities, and mortgage, commercial, and consumer loan portfolios as well as a variety of deposit services provided to Bank customers through ten locations. The Company is supervised by the Federal Reserve Board, while the Bank is a state-chartered savings bank supervised by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking.

The consolidated financial statements of the Company include the accounts of the Bank and its wholly-owned subsidiary, HOMECO. All intercompany transactions have been eliminated in consolidation. The investment in the subsidiary on the parent company financial statement is carried at the parent company's equity in the underlying assets of the Bank.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities, including mortgage-backed securities, acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are stated at the principal amount outstanding net of deferred loan fees and the allowance for loan losses. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued after 90 days when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans is either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual lives of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount that management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from one to ten years for furniture, fixtures, and equipment and five to fifty years for office buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from five to twenty years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure the value of the underlying collateral is written down by a charge to the allowance for loan losses if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included in other expenses.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets or liabilities are computed based on the difference between financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options, warrants, and convertible securities are adjusted for in the denominator.

All references to earnings per share have been retroactively adjusted to reflect the conversion which was completed on December 20, 2001. As a result of the conversion each common share outstanding of PHS Bancorp, Inc. was converted into 1.28123 shares of PHSB Financial Corporation common stock.

Employee Benefit Plans

The Bank sponsors a trusteed, deferred benefit pension plan covering all eligible employees. The Bank's funding policy is to make annual contributions, as needed, based upon the funding formula developed by the plan's actuary.

Stock Options

The Company maintains a stock option plan for the directors, officers, and employees. The Company accounts for its stock option plans under provisions of APB Opinion No. 25, "*Accounting for Stock Issued to Employees*," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options (Continued)

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, "*Accounting for Stock-based Compensation*," net income applicable to common stock, basic and diluted net income per common share for the year ended December 31, would have been as follows:

		2002		2001		2000
Net income as reported	$	2,625,175	$	2,221,103	$	2,171,937
Less pro forma expense related to option		187,360		44,044		40,044
Pro forma net income		2,437,815		2,177,059		2,131,893
Basic net income per common share:						
As reported	$	0.87	$	0.70	$	0.67
Pro forma		0.81		0.69		0.66
Diluted net income per common share:						
As reported	$	0.85	$	0.70	$	0.67
Pro forma		0.79		0.68		0.66

For purposes of computing pro forma results, the Company estimated fair values of stock options using the Black-Scholes option-pricing model. The model requires use of subjective assumptions that can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operation as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2002 and 1998: (1) expected dividend yield of 1.02 and 1.03 percent; (2) risk-free interest rate of 3.78 and 4.95 percent; (3) expected volatility of 8 and 14 percent.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Cash Flow Information

The Company has defined cash and cash equivalents as cash and amounts due from depository institutions and interest-bearing deposits with other institutions.

For the years ended December 31, 2002, 2001, and 2000, the Company made cash payments for interest of $9,038,159, $10,507,856, and $10,556,919, respectively. The Company also made cash payments for income taxes of $966,520, $665,000, and $797,748, respectively, during these same periods.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company 's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, *Recission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position of results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

Recent Accounting Pronouncements (Continued)

On October 1, 2002, FASB issued FAS No. 147, *Acquisitions of Certain Financial Institutions*, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method.* The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement is not expected to have an effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* which amends FAS No. 123, *Accounting for Stock-Based Compensation.* FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No.45, *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification

Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not affect net income or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share, therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2002	2001	2000
Weighted-average common shares outstanding	3,497,109	3,534,910	3,536,195
Average treasury stock shares	(240,356)	(277,425)	(201,480)
Average unearned ESOP and RSP shares	(230,818)	(83,014)	(109,731)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	3,025,935	3,174,471	3,224,984
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	51,307	21,135	-
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	3,077,242	3,195,606	3,224,984

3. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities are summarized as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
U.S. Treasury securities	$ 6,978,276	$ 21,104	$ -	$ 6,999,380
U.S. Government agency securities	997,142	111,298	-	1,108,440
Obligations of states and political subdivisions	12,795,978	862,290	-	13,658,268
Corporate securities	1,100,000	11,645	-	1,111,645
Real estate mortgage investment conduits	25,221	188	-	25,409
Total debt securities	21,896,617	1,006,525	-	22,903,142
Equity securities	4,152,700	382,491	(205,006)	4,330,185
Total	$ 26,049,317	$ 1,389,016	$ (205,006)	$ 27,233,327

3. INVESTMENT SECURITIES (Continued)

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
U.S. Treasury securities	$ 998,943	$ 38,557	$ -	$ 1,037,500
U.S. Government agency securities	995,770	93,290	-	1,089,060
Obligations of states and political subdivisions	18,969,594	430,455	(182,845)	19,217,204
Real estate mortgage investment conduits	35,805	132	-	35,937
Total debt securities	21,000,112	562,434	(182,845)	21,379,701
Equity securities	1,525,828	12,545	(15,708)	1,522,665
Total	$ 22,525,940	$ 574,979	$ (198,553)	$ 22,902,366

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
U.S. Government agency securities	$ 16,749,897	$ 267,491	$ -	$ 17,017,388
Obligations of states and political subdivisions	2,524,856	68,834	-	2,593,690
Total	$ 19,274,753	$ 336,325	$ -	$ 19,611,078

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
U.S. Government agency securities	$ 23,490,392	$ 325,427	$ (28,350)	$ 23,787,469
Obligations of states and political subdivisions	2,769,292	8,086	(48,525)	2,728,853
Total	$ 26,259,684	$ 333,513	$ (76,875)	$ 26,516,322

3. INVESTMENT SECURITIES (Continued)

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 7,578,276	$ 7,608,690	$ 8,270,000	$ 8,277,282
Due after one year through five years	5,044,071	5,443,088	3,648,869	3,818,463
Due after five years through ten years	-	-	4,398,982	4,504,285
Due after ten years	9,274,270	9,851,364	2,956,902	3,011,048
Total	$ 21,896,617	$ 22,903,142	$ 19,274,753	$ 19,611,078

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31:

	2002	2001	2000
Proceeds from sales	$ 9,762,943	$ 1,862,276	$ 1,337,950
Gross gains	178,176	58,118	14,461
Gross losses	10,149	-	7,146

Investment securities with an amortized cost of $19,728,173 and $6,978,035 and an estimated market value of $20,015,528 and $7,214,380 were pledged to secure public deposits at December 31, 2002 and 2001, respectively.

4. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market value of mortgage-backed securities are summarized as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Government National Mortgage Association securities	$ 41,988,207	$ 2,145,098	$ -	$ 44,133,305
Federal Home Loan Mortgage Corporation securities	3,669	251	-	3,920
Total	$ 41,991,876	$ 2,145,349	$ -	$ 44,137,225

4. MORTGAGE-BACKED SECURITIES (Continued)

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Government National Mortgage Association securities	$ 53,674,841	$ 938,066	$ (16,678)	$ 54,596,229
Federal Home Loan Mortgage Corporation securities	7,028	365	-	7,393
Total	$ 53,681,869	$ 938,431	$ (16,678)	$ 54,603,622

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
Government National Mortgage Association securities	$ 17,354,099	$ 821,869	$ -	$ 18,175,968
Federal Home Loan Mortgage Corporation securities	40,883,062	272,038	-	41,155,100
Federal National Mortgage Association securities	12,109,197	386,649	-	12,495,846
Total	$ 70,346,358	$ 1,480,556	$ -	$ 71,826,914

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
Government National Mortgage Association securities	$ 26,905,599	$ 249,062	$ (73,024)	$ 27,081,637
Federal Home Loan Mortgage Corporation securities	1,602,611	39,274	-	1,641,885
Federal National Mortgage Association securities	1,671,421	49,149	-	1,720,570
Total	$ 30,179,631	$ 337,485	$ (73,024)	$ 30,444,092

4. MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost and estimated market value of mortgage-backed securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities of securities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 774	$ 786	$ -	$ -
Due after one year through five years	23,835	25,256	9,754,711	9,856,516
Due after five years through ten years	967,517	1,054,154	40,680,394	41,177,584
Due after ten years	40,999,750	43,057,029	19,911,253	20,792,814
Total	$ 41,991,876	$ 44,137,225	$ 70,346,358	$ 71,826,914

Mortgage-backed securities with an amortized cost of $7,940,340 and $1,389,232 and an estimated market value of $8,050,029 and $1,420,852 were pledged to secure public deposits at December 31, 2002 and 2001, respectively.

5. LOANS

Loans consist of the following:

	2002	2001
Mortgage loans:		
Residential	$ 65,394,863	$ 61,092,961
Multi-family units	752,296	723,249
Construction	947,147	3,998,785
Commercial real estate	5,900,334	5,224,626
	72,994,640	71,039,621
Commercial loans	1,347,954	2,227,129
Tax exempt loans	23,583,632	4,478,944
	24,931,586	6,706,073
Consumer:		
Consumer credit line	6,865,147	6,217,107
Automobile	54,995,826	49,020,510
Other	6,532,503	6,054,333
	68,393,476	61,291,950
Less:		
Loans in process	915,425	2,221,437
Deferred loan costs, net	(1,947,533)	(1,690,676)
Allowance for loan losses	1,683,596	1,506,140
	651,488	2,036,901
Total	$ 165,668,214	$ 137,000,743

5. LOANS (Continued)

Total nonaccrual loans and the related interest for the years ended December 31, are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

	2002	2001	2000
Principal outstanding	$ 370,549	$ 536,792	$ 581,706
Contractual interest due	29,801	61,121	66,356
Interest income recognized	12,256	24,373	29,705

Activity in the allowance for loan losses for the years ended December 31, is as follows:

	2002	2001	2000
Balance, January 1,	$ 1,506,140	$ 1,454,618	$ 1,359,900
Add:			
Provisions charged to operations	735,000	520,000	555,000
Loan recoveries	67,835	29,715	51,016
Less loans charged off	625,379	498,193	511,298
Balance, December 31,	$ 1,683,596	$ 1,506,140	$ 1,454,618

The Company's loan portfolio is predominantly made up of one-to-four family first mortgage loans and consumer loans in the areas of Beaver and Lawrence counties. Although the Company has a diversified loan portfolio at December 31, 2002 and 2001, loans outstanding to individuals and businesses are dependent upon the local conditions in its immediate trade area.

6. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2002	2001
Interest-bearing deposits with other institutions	$ 1,702	$ 31,605
Investment securities	338,939	555,886
Mortgage-backed securities	550,235	489,635
Loans	1,107,897	601,906
Total	$ 1,998,773	$ 1,679,032

7. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

		2002		2001
Land	$	900,624	$	900,624
Office buildings		5,159,608		5,053,484
Furniture, fixtures, and equipment		3,473,976		3,318,084
Leasehold improvements		403,403		403,403
		9,937,611		9,675,595
Less accumulated depreciation and amortization		5,333,606		4,645,602
Total	$	4,604,005	$	5,029,993

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was $688,004, $652,309, and $594,029, respectively.

8. DEPOSITS

Comparative details of deposit accounts follow:

		2002			2001	
		Amount	Percent of Portfolio		Amount	Percent of Portfolio
DDA and NOW accounts	$	38,144,708	16.4% %	$	35,811,684	17.1 %
Money market demand accounts		28,769,973	12.4%		28,537,030	13.6
Savings accounts		33,741,991	14.5%		28,739,934	13.6
		100,656,672	43.3%		93,088,648	44.3
Time certificates of deposit:						
Less than 2.01%		17,148,772	7.4%		1,246,796	0.6
2.01% - 4.00%		34,798,570	15.0%		28,509,483	13.6
4.01% - 6.00%		53,787,347	23.1%		56,383,925	26.8
6.01% - 8.00%		25,975,311	11.2%		30,785,792	14.7
		131,710,000	56.7%		116,925,996	55.7
Total	$	232,366,672	100.0% %	$	210,014,644	100.0 %

At December 31, 2002, time deposits of $75,109,473, $21,704,265, $10,648,920, $8,954,074, $13,834,449, and $1,458,819 are scheduled to mature during 2003, 2004, 2005, 2006, 2007, and beyond 2007, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $34,092,419 and $14,381,102 at December 31, 2002 and 2001, respectively, with maturities at December 31, 2002 as follows:

Within three months	$	3,985,308
Beyond three but within six months		14,998,417
Beyond six but within twelve months		8,533,926
Beyond one year		6,574,768
Total	$	34,092,419

8. DEPOSITS (Continued)

Interest expense by deposit category for the years ended December 31, is as follows:

	2002	2001	2000
Savings accounts	$ 373,010	$ 542,724	$ 576,060
NOW and money market deposit accounts	561,419	1,150,101	1,352,279
Time certificates of deposit	5,766,224	6,209,610	6,108,361
Total	$ 6,700,653	$ 7,902,435	$ 8,036,700

9. ADVANCES FROM FEDERAL HOME LOAN BANK

The following table sets forth information concerning both short and long-term advances from FHLB:

	2002	2001
Balance at year-end	$ 61,007,800	$ 50,324,800
Average balance outstanding	57,862,000	47,592,334
Maximum month-end balance	66,324,800	51,194,800
Weighted-average rate at year-end	4.93%	5.41%
Weighted-average rate during the year	5.35%	5.53%

The scheduled maturities of advances outstanding are as follows:

	2002		2001	
Year Ending December 31,	Amount	Weighted-average Rate	Amount	Weighted - average Rate
2002	$ -	- %	$ 5,317,000	5.41 %
2003	9,127,800	2.67	2,377,800	5.77
2004	4,250,000	5.36	3,500,000	5.77
2005	3,000,000	5.09	2,000,000	5.55
2006 and thereafter	44,630,000	5.34	37,130,000	5.35
Total	$ 61,007,800	4.93 %	$ 50,324,800	5.41 %

Borrowing capacity consists of credit arrangements with the FHLB of Pittsburgh. FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, outstanding residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 2002, the Bank's maximum borrowing capacity with the FHLB was approximately $148 million.

10. INCOME TAXES

The provision for income taxes for the years ended December 31, consists of:

		2002		2001		2000
Currently payable:						
Federal	$	615,821	$	574,481	$	551,803
State		186,154		148,694		112,222
		801,975		723,175		664,025
Deferred		(112,244)		29,156		50,008
Total	$	689,731	$	752,331	$	714,033

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31, are as follows:

		2002		2001
Deferred tax assets:				
Allowance for loan losses	$	572,423	$	512,088
Premises and equipment		83,183		61,247
Accrued employee benefits		315,770		292,981
Alternative minimum tax credit		11,089		-
Other		6,154		10,059
Total gross deferred tax assets		988,619		876,375
Deferred tax liabilities:				
Net unrealized gain on securities		1,131,982		441,381
Total gross deferred tax liabilities		1,131,982		441,381
Net deferred tax asset (liability)	$	(143,363)	$	434,994

No valuation allowance was established at December 31, 2001 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at statutory rates for the years ended December 31:

	2002		2001		2000	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$ 1,127,068	34.0 %	$ 1,010,968	34.0 %	$ 981,230	34.0 %
State income tax expense, net of federal tax benefit	122,862	3.7	98,138	3.3	74,067	2.7
Tax-exempt interest	(608,323)	(18.4)	(384,505)	(12.9)	(402,284)	(13.9)
Other, net	48,124	1.5	27,730	0.9	61,020	1.9
Actual expense and effective rate	$ 689,731	20.8 %	$ 752,331	25.3 %	$ 714,033	24.7 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax which is calculated at 11.5 percent of earnings.

11. EMPLOYEE BENEFITS

Pension Plan

The Bank sponsors a trusteed, defined benefit pension plan covering all eligible Bank employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation rates near retirement. The Bank's funding policy is to make annual contributions, if needed, based upon the funding formula developed by the plan's actuary.

The following table sets forth the change in plan assets and benefit obligation at December 31:

	2002	2001
Plan assets at fair value, beginning of year	$ 4,341,756	$ 3,985,025
Actual return on plan assets	295,001	276,232
Employer contribution	173,837	179,232
Benefits paid	(102,030)	(98,733)
Plan assets at fair value, end of year	4,708,564	4,341,756
Benefit obligation, beginning of year	4,578,325	4,172,207
Service cost	197,171	185,537
Interest cost	329,653	300,732
Actuarial loss (gain)	492,012	18,582
Benefits paid	(102,030)	(98,733)
Benefit obligation, end of year	5,495,131	4,578,325
Funded status	(786,567)	(236,569)
Transition adjustment	(138,373)	(159,187)
Unrecognized net loss from past experience different from that assumed	804,211	258,132
Accrued pension liability	$ (120,729)	$ (137,624)

The plan assets are invested primarily in bonds, stocks, and mortgages under the control of the plan's trustees as of December 31, 2002.

Assumptions used in determining net periodic pension cost are as follows:

	2002	2001	2000
Discount rate	6.50%	7.00%	7.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The plan utilizes the straight-line method of amortization for unrecognized gains and losses.

Net periodic pension cost includes the following components:

	2002	2001	2000
Service cost of the current period	$ 197,171	$ 185,537	$ 189,965
Interest cost on projected benefit obligation	329,653	300,732	281,366
Actual return on plan assets	(295,001)	(276,232)	(251,452)
Net amortization and deferral	(74,881)	(65,285)	(56,701)
Net periodic pension cost	$ 156,942	$ 144,752	$ 163,178

11. EMPLOYEE BENEFITS (Continued)

Supplemental Retirement Plans

Board of Directors

The Bank maintains a Directors' Consultation and Retirement Plan to provide post-retirement payments over a ten-year period to non-officer members of the Board of Directors who have completed fifteen or more years of service. Expenses for the years ended December 31, 2002, 2001, and 2000 amounted to $41,250, $30,000, and $24,000, respectively, and are included as a component of other operating expenses.

President

The Bank maintains a Supplemental Retirement Plan for the President of the Bank for the purpose of providing the President with supplemental post-retirement benefits for life in addition to those provided under the Bank's pension plan for all eligible employees. Expenses for the years ended December 31, 2002, 2001, and 2000, amounted to $30,000, $54,000, and $29,400, respectively, and are included as a component of compensation and employee benefits.

The assumptions of 7.50 percent and 5.00 percent for the discount rate and rate of compensation increase, respectively, were used in determining net periodic post-retirement costs for the Directors' Consultation and Retirement Plans and Supplemental Retirement Plan for the President.

Profit Sharing Plan

The Bank maintains a section 401K employee savings and profit sharing plan for substantially all employees and officers of the Bank. The Bank's annual contribution to the plan is based on the discretion of the Board of Directors. Contributions for the years ended December 31, 2002, 2001, and 2000 amounted to $75,757, $74,479, and $73,582, respectively.

Stock Option Plan

The Company maintains a non-statutory stock option plan for non-employee directors and an incentive stock option plan for executive officers. The plan provides for granting incentive stock options and non-statutory stock options for executive officers and non-employee directors of the Company. Effective December 23, 2002, the shareholders authorized 154,000 additional shares to the plan. A total of 313,129 shares of authorized but unissued common stock are reserved for issuance under the plan, which expires ten years from the date of shareholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

Non-statutory stock options for non-employee directors were granted for the purchase of 90,339 shares. The recipients of these stock options vest over a three or four-year period of time. Also, incentive stock options for officers and employees were granted for the purchase of 222,790 shares. The recipients of these stock options vest over a two to five-year period of time.

11. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table presents share data related to the outstanding options:

	2002	Weighted-average Exercise Price	2001	Weighted-average Exercise Price
Outstanding, beginning	159,129	$ 9.22	159,129	$ 9.22
Granted	154,000	15.51	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, ending	313,129	$ 12.31	159,129	$ 9.22
Exercisable at year-end	219,479	$ 10.95	143,216	$ 9.22

The following table summarizes the characteristics of stock options at December 31, 2002:

	Outstanding			Exercisable	
Exercise price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
9.22	159,129	5.83	9.22	159,129	9.22
15.51	154,000	9.97	15.51	60,350	15.51

11. EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP for the benefit of employees who meet the eligibility requirements including having completed one year of service with the Company or its subsidiaries and attained age 21. The ESOP trust purchased 176,095 shares of common stock with proceeds from internally financed loans in 2001 and holds 299,093 or 8.55 percent of the total shares issued. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan was rewritten in 2001 to consolidate a pre-existing ESOP loan and bears interest at 6.00 percent with interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense for the ESOP was $339,777, $131,520, and $87,475, for the years ended December 31, 2002, 2001, and 2000, respectively.

The following table presents the components of the ESOP shares:

	2002	2001	2000
Allocated shares	60,654	48,354	36,054
Shares released for allocation	23,844	12,300	12,300
Unreleased shares	214,595	238,439	74,644
Total ESOP shares	299,093	299,093	122,998
Fair value of unreleased shares	$ 3,358,412	$ 2,849,346	$ 597,165

11. EMPLOYEE BENEFITS (Continued)

Restricted Stock Plan ("RSP")

The Company maintains a RSP for directors, officers, and employees. The objective of this plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP, and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

The Company acquired and granted a total of 63,652 shares of common stock, of which 14,318 shares became immediately vested under the plan with the remaining shares vesting over a four-year period for directors and five years for officers and employees beginning October 22, 1999. On December 23, 2002, the company granted a total of 66,000 shares of common stock of which 16,280 shares were acquired and became immediately vested under the plan with the remaining shares vesting over a two and four year period. A total of 79,932 shares were vested as of December 31, 2002.

The RSP shares purchased initially will be excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

Net compensation expense attributable to the RSPs amounted to $280,687, $128,513, and $128,512 for the years ended December 31, 2002, 2001, and 2000.

12. COMMITMENTS

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, financial guarantees, and letters of credit, which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in the particular classes of financial instruments.

These commitments represent financial instruments with off-balance sheet risk. Outstanding commitments for the years ended December 31, are as follows:

	2002	2001
Fixed rate commitments	$ 9,003,490	$ 12,985,939
Variable rate commitments	16,820,280	16,424,007
Total	$ 25,823,770	$ 29,409,946

The range of interest rate residential mortgage loan commitments was 5.75 percent to 6.50 percent at December 31, 2002, and 6.125 percent to 6.875 percent at December 31, 2001.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

13. REGULATORY MATTERS

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific collateral. Further, such secured loans are limited in amount to ten percent of the Bank's common stock and capital surplus.

Dividend Restrictions

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. The Pennsylvania Banking Code restricts the availability of surplus for dividend purposes. At December 31, 2002 surplus funds of $21,956,195 were not available for dividends.

14. REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the FDIC Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2002 and 2001, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

14. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Company's actual capital ratios are presented in the following tables, which shows the Company met all regulatory capital requirements.

	2002		2001	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 48,846,391	30.72 %	$ 53,482,083	38.79 %
For Capital Adequacy Purposes	12,718,680	8.00	11,029,603	8.00
To Be Well Capitalized	15,898,350	10.00	13,787,003	10.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 47,162,795	29.67 %	$ 51,975,943	37.70 %
For Capital Adequacy Purposes	6,359,340	4.00	5,514,801	4.00
To Be Well Capitalized	9,539,010	6.00	8,272,202	6.00
Tier I Capital (to Average Assets)				
Actual	$ 47,162,795	13.56 %	$ 51,975,943	17.48 %
For Capital Adequacy Purposes	13,909,085	4.00	11,894,609	4.00
To Be Well Capitalized	17,385,356	5.00	14,868,262	5.00

14. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Bank's actual capital ratios are presented in the following tables.

		2002		2001	
		Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)					
Actual	$	42,779,478	27.86 %	$ 41,128,906	30.17 %
For Capital Adequacy Purposes		12,282,160	8.00	10,906,800	8.00
To Be Well Capitalized		15,352,700	10.00	13,633,500	10.00
Tier I Capital (to Risk-weighted Assets)					
Actual	$	41,095,882	26.77 %	$ 39,622,766	29.06 %
For Capital Adequacy Purposes		6,141,080	4.00	5,453,400	4.00
To Be Well Capitalized		9,211,620	6.00	8,180,100	6.00
Tier I Capital (to Average Assets)					
Actual	$	41,095,882	12.21 %	$ 39,622,766	13.39 %
For Capital Adequacy Purposes		13,466,538	4.00	11,833,125	4.00
To Be Well Capitalized		16,833,172	5.00	14,791,406	5.00

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $2,485,000 of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

15. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and amounts due from other institutions	$ 6,938,217	$ 6,938,217	$ 5,988,187	$ 5,988,187
Interest-bearing deposits with other institutions	1,283,752	1,283,752	28,195,161	28,195,161
Investment securities:				
Available for sale	27,233,227	27,233,227	22,902,366	22,902,366
Held to maturity	19,274,753	19,611,078	26,259,684	26,516,322
Mortgage-backed securities:				
Available for sale	44,137,225	44,137,225	54,603,622	54,603,622
Held to maturity	70,346,358	71,826,914	30,179,631	30,444,092
Loans, net	165,668,214	173,219,214	137,000,743	142,370,743
Federal Home Loan Bank stock	3,620,300	3,620,300	2,614,800	2,614,800
Accrued interest receivable	1,998,773	1,998,773	1,679,032	1,679,032
Total	$ 340,500,819	$ 349,868,700	$ 309,423,226	$ 315,314,325
Financial liabilities:				
Deposits	$ 232,366,672	$ 237,027,672	$ 210,014,644	$ 213,948,644
Advances from Federal Home Loan Bank	61,007,800	64,276,800	50,324,800	52,034,800
Advances from borrowers for taxes and insurance	548,924	548,924	586,795	586,795
Accrued interest payable	1,179,721	1,179,721	418,499	418,499
Total	$ 295,103,117	$ 303,033,117	$ 261,344,738	$ 266,988,738

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

15. FAIR VALUE DISCLOSURE (Continued)

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Amounts Due from Other Institutions, Interest-bearing Deposits with Other Institutions, Accrued Interest Receivable, Advance from Borrowers for Taxes and Insurance, and Accrued Interest Payable

The fair value approximates the current book value.

Investment Securities, Mortgage-backed Securities, and Federal Home Loan Bank Stock

The fair value of securities held as investments, mortgage-backed securities, and securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Loans, Deposits, and Advances from the FHLB

The estimated fair values for loans are estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits, advances from the FHLB, and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

16. CORPORATE REORGANIZATION AND STOCK ISSUANCE

On July 10, 1997, the Bank adopted a plan of reorganization into a Pennsylvania-chartered mutual holding company. The Bank received the approval of the Federal Reserve, the Department of Banking, and the FDIC for transactions contemplated by the plan of reorganization, which authorized the Bank to offer stock in one or more public stock offerings up to a maximum of 49.9 percent of the issued and outstanding shares of its common stock. As a result of the offering in July 1997, PHS Bancorp, M.H.C. (mutual holding company) received 1,518,000 shares (55 percent) of the Bank stock. Also as a result of the stock offering, the Bank received gross proceeds of $12,420,000. Expenses associated with the offering totaled $592,267, resulting in net capital additions to the Bank of $11,827,733. The Bank recorded common stock at par of $276,000 and additional paid-in capital of $11,551,733 from the stock issuance.

16. CORPORATE REORGANIZATION AND STOCK ISSUANCE (Continued)

On May 21, 1998, the Bank adopted an Agreement and Plan of Reorganization (the "Plan") whereby the Bank formed the Company, an intermediate stock holding company under Pennsylvania law. The Plan received stockholder approval as of October 22, 1998, and subsequently received all regulatory approvals. The reorganization was completed on November 9, 1998. Upon completion of the reorganization, the Bank became a wholly-owned subsidiary of the Company and the Company became a majority-owned subsidiary of the M.H.C. The common stock of the Company replaced the Bank's stock.

On August 16, 2001, the Board of Trustees of PHS Bancorp, M.H.C., Peoples Home Savings Bank, and the Board of Directors of PHS Bancorp, Inc. ("PHS") adopted a plan of conversion. In accordance with the plan, PHS Bancorp, M.H.C. was converted from a mutual holding company to PHSB Financial Corporation ("PHSB"), a full stock corporation, on December 20, 2001. The common shares held by public stockholders of PHS were converted into common shares of PHSB at a rate of 1.28123 of PHSB common shares for each common share of PHS. PHSB received the approval of the Federal Reserve Board, the Department of Banking, and the FDIC for transactions contemplated by the plan of conversion, which authorized the PHSB to offer stock in a public stock offering up to a maximum of 2,731,250 shares of its common stock. As a result of the conversion, public stockholders of PHS received 1,295,918 of the PHSB common stock. Also as a result of the stock offering, the PHSB received net proceeds of $21,226,263. PHSB contributed a portion of the proceeds to the Bank, resulting in net capital additions to the Bank of $10,614,003. Upon completion of the conversion, the Bank became a wholly-owned subsidiary of PHSB. Additionally, PHS and PHS Bancorp, M.H.C. ceased to exist with their net assets totaling $2,955,314 being contributed to PHSB.

17. PARENT COMPANY

The following are condensed financial statements for the parent company.

CONDENSED BALANCE SHEET

	2002	2001
ASSETS		
Cash and due from banks	$ 816,390	$ 10,903,242
Investment securities - available for sale	5,441,730	1,522,665
Investment in subsidiary bank	40,838,046	37,959,948
Loans receivable - ESOP	2,330,388	2,521,705
Other assets	28,923	12,367
TOTAL ASSETS	$ 49,455,477	$ 52,919,927
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 95,305	$ 85,096
Stockholders' equity	49,360,172	52,834,831
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 49,455,477	$ 52,919,927

17. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF INCOME

	For the Year Ended December 31, 2002	2001	2000
INCOME			
Dividends from subsidiary bank	$ 1,000,000	$ 1,380,000	$ 1,158,100
Interest income	295,373	77,983	92,005
	1,295,373	1,457,983	1,250,105
EXPENSES	143,314	62,439	73,981
Income before equity in undistributed earnings of subsidiary	1,152,059	1,395,544	1,176,124
Equity in undistributed earnings of subsidiary	1,473,116	825,559	995,813
NET INCOME	$ 2,625,175	$ 2,221,103	$ 2,171,937

17. **PARENT COMPANY (Continued)**

CONDENSED STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 2,625,175	$ 2,221,103	$ 2,171,937
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,473,116)	(825,559)	(995,813)
Other, net	254,354	152,856	105,160
Net cash provided by operating activities	1,406,413	1,548,400	1,281,284
INVESTING ACTIVITIES			
Purchases of investment securities	(6,108,447)	(1,525,828)	(107,298)
Sale of investment securities	484,740	107,298	-
Maturity of investment securities	2,000,000	-	-
Additional investment in subsidiary	-	(8,845,744)	-
Decrease (increase) in loan to ESOP, net	191,317	(1,618,170)	150,087
Net cash provided by (used for) investing activities	(3,432,390)	(11,882,444)	42,789
FINANCING ACTIVITIES			
Common stock acquired by ESOP	-	(1,760,950)	-
Proceeds from sale of common stock	-	21,226,263	-
Capital contributed by MHC	-	2,955,314	-
Cash dividends paid	(1,039,619)	(991,801)	(912,550)
Purchase of treasury stock	(7,021,256)	(325,197)	(747,555)
Net cash provided by (used for) investing activities	(8,060,875)	21,103,629	(1,660,105)
Increase (decrease) in cash	(10,086,852)	10,769,585	(336,032)
CASH AT BEGINNING OF YEAR	10,903,242	133,657	469,689
CASH AT END OF YEAR	$ 816,390	$ 10,903,242	$ 133,657

18. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended			
	March 2002	June 2002	September 2002	December 2002
Total interest income	$ 4,902,684	$ 4,980,254	$ 5,067,251	$ 4,905,523
Total interest expense	2,370,405	2,384,602	2,555,064	2,489,310
Net interest income	2,532,279	2,595,652	2,512,187	2,416,213
Provision for loan losses	180,000	180,000	195,000	180,000
Net interest income after provision for loan losses	2,352,279	2,415,652	2,317,187	2,236,213
Investment securities gains, net	5,399	44,561	98,178	19,889
Total noninterest income	227,110	242,513	256,649	275,855
Total noninterest expense	1,688,720	1,734,700	1,751,021	2,002,138
Income before income taxes	896,068	968,026	920,993	529,819
Income taxes	234,000	243,000	176,765	35,966
Net income	$ 662,068	$ 725,026	$ 744,228	$ 493,853
Per share data:				
Net income				
Basic	$ 0.20	$ 0.23	$ 0.26	$ 0.18
Diluted	0.20	0.23	0.25	0.17
Weighted-average shares outstanding				
Basic	3,254,892	3,130,855	2,912,386	2,811,725
Diluted	3,298,347	3,180,441	2,965,714	2,875,557

18. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended			
	March 2001	June 2001	September 2001	December 2001
Total interest income	$ 4,773,262	$ 4,885,896	$ 4,888,452	$ 4,768,348
Total interest expense	2,674,394	2,692,237	2,662,753	2,507,368
Net interest income	2,098,868	2,193,659	2,225,699	2,260,980
Provision for loan losses	120,000	120,000	130,000	150,000
Net interest income after provision for loan losses	1,978,868	2,073,659	2,095,699	2,110,980
Investment securities gains, net	58,118	-	-	-
Total noninterest income	210,346	227,315	257,064	255,670
Total noninterest expense	1,558,183	1,546,409	1,560,814	1,628,879
Income before income taxes	689,149	754,565	791,949	737,771
Income taxes	174,500	205,682	221,926	150,223
Net income	$ 514,649	$ 548,883	$ 570,023	$ 587,548
Per share data:				
Net income				
Basic	$ 0.16	$ 0.17	$ 0.18	$ 0.18
Diluted	0.16	0.17	0.18	0.18
Weighted-average shares outstanding				
Basic	3,176,605	3,224,819	3,165,481	3,201,316
Diluted	3,176,605	3,224,819	3,166,120	3,238,563

PHSB FINANCIAL CORPORATION
OFFICE LOCATIONS

Administrative Office and Loan Center
744 Shenango Road
Beaver Falls, Pennsylvania 15010
(724) 846-7300
www.peopleshomesavings.com

Peoples Home Savings Bank
Branch Office Locations

1. Beaver Falls Office
   1427 Seventh Ave.
   Beaver Falls, PA

2. Chippewa Office
   2521 Darlington Road
   Beaver Falls, PA

3. Hopewell Office
   2293 Broadhead Road
   Aliquippa, PA

4. Beaver Office
   701 Corporation Street
   Beaver, PA

5. New Brighton Office
   800 Third Avenue
   New Brighton, PA

6. Northern Lights Office
   1555 Beaver Road
   Baden, PA

7. Ellwood City Office
   632 Lawrence Avenue
   Ellwood City, PA

8. Rochester Office
   229 Brighton Avenue
   Rochester, PA

9. Darlington Office
   233 Second Street
   Darlington, PA

10. Center Township Office
    101 Golfview Drive
    Monaca, PA 15061



LAWRENCE COUNTY
BEAVER COUNTY
PENNSYLVANIA
Harrisburg
Philadelphia
Pittsburgh

Board of Directors
Joseph D. Belas
Douglas K. Brooks
Emlyn Charles
John C. Kelly
Howard B. Lenox
John M. Rowse
James P. Wetzel, Jr.

Executive Officers
James P. Wetzel, Jr.
President and Chief Executive Officer
Richard E. Canonge
Vice President Finance, Chief Financial Officer and Treasurer
John M. Rowse
Secretary
David E. Ault
Vice President-Community Banking and Assistant Secretary
Paul W. Jewell
Vice President-Human Resources and Business Development
Joseph R. Pollock III
Vice President-Lending

Dividend Reinvestment Plan:
For information on the PHSB Financial Corporation Dividend Reinvestment Plan, including optional cash purchases of additional shares with no brokerage fees, please contact Registrar and Transfer Company at (800) 368-5948

Corporate Counsel:
George A. Verlihay
2521 Darlington Road
Beaver Falls, Pennsylvania 15010

Special Counsel:
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Independent Auditors:
S.R. Snodgrass, A.C.
1000 Stonewood Drive
Suite 200
Wexford, Pennsylvania 15090

Transfer Agent and Registrar:
Registrar and Transfer Company
70 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

The Company's Annual Report for the Year Ended December 31, 2002 filed with the Securities Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 744 Shenango Road, Beaver Falls, Pennsylvania 15010.

The Annual Meeting of Stockholders will be held on April 24, 2003 at 9:00 a.m. at the Chippewa Township Municipal Building, Chippewa Township, Beaver Falls, PA 15010.